FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For March, 2005

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: March 24, 2005

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces Solid 2004 Financial and Operating Results

Calgary, Alberta, March 24, 2005 - Gentry Resources Ltd. ("Gentry") is pleased to announce strong financial results, for the year ended December 31, 2004.

FINANCIAL HIGHLIGHTS

  Gentry’s gross revenue for 2004 was $31,717,038, 29% higher than the $24,679,805 achieved in 2003.

  Cash flow reached a record high of $13,384,517, up 29% from the previous year’s number of $10,386,189.

  The Company’s net income was $3,401,610, 12% higher than the $3,040,509 recorded for 2003.

  Gentry’s 2004 capital program of $43,401,378 was financed from cash flow, debt, and two equity issues totaling $25,645,000.  The year-end net debt of $19,728,506 is equivalent to 0.8 years of estimated 2005 cash flow.

  Finding, development and acquisition costs for 2004 amounted to $15.07 per proved and probable boe. The Company’s three-year finding, development and acquisition cost is $14.26 per proved and probable boe.

OPERATIONAL HIGHLIGHTS (previously announced on March 7, 2005)

  Production for the year averaged 2,121 boe/d, up 19% from the 1,785 recorded in 2003.

  Production for the fourth quarter of 2004 averaged 2,439 boe/d while the exit rate for 2004, based on field reports, exceeded 3,000 boe/d.

  Proved plus probable reserves increased by 35% to 8,642 thousand barrels of oil equivalent (“mboe”) from 6,409 as at December 31, 2003.

  Proved producing reserves increased by 34% to 4,628 mboe from 3,442 mboe in 2003.

  Gentry replaced 492% of annual gas production and 234% of annual oil and liquids production on a proved plus probable basis.  This averages out to a replacement of 387% of total annual production on a boe basis.

  The Net Present Value of the Company’s proved and probable reserves discounted at 10% are $129 million, representing a 119% increase over the 2003 evaluation of $59 million.

  The Company’s reserve life index (“RLI”) on a proved and probable basis is 10.2 years for oil and NGLs and 9.4 years for natural gas, resulting in an RLI of 9.7 years on a boe basis, based on annualized average fourth quarter production.

  The Company increased its undeveloped land holdings in western Canada in 2004 to 157,527 net acres from 51,266 net acres as at December 31, 2003, an increase of 207%.

  Gentry participated in the drilling of 52 wells (33.6 net) in 2004, with an overall net success rate of 86%. A total of 35 wells (23.4 net) were classified as exploration wells.

	Three months ended Dec 31			Year ended Dec 31
	2004	2003	% change	2004	2003	% change
Financial
Revenue	$9,193,087	$6,695,546	37%	$31,717,038	$24,679,805	29%
Cash Flow	3,028,782	2,469,613	23%	13,384,517	10,386,189	29%
Per share	0.09	0.09	-	0.42	0.42	-
Net Income	501,236	302,541	66%	3,401,610	3,040,509	12%
Per share	0.01	0.01	-	0.11	0.12	(8)%
Net Capital Expenditures	11,094,968	6,369,478	74%	43,401,378	21,653,477	100%
Net Debt	19,728,506	13,443,236	47%	19,728,506	13,443,236	47%
Weighted average of shares outstanding	34,784,925	26,315,860	32%	31,614,549	24,564,151	29%
Production
Oil & Liquids (bbls/d)	960	958	-	862	897	(4)%
Gas (mcf/d)	8,869	6,865	29%	7,555	5,330	42%
Barrels of oil equivalent	2,439	2,103	16%	2,121	1,785	19%
Average Prices
Oil & Liquids per barrel	$43.34	$33.62	29%	$42.88	$36.22	18%
Gas per mcf	6.57	5.91	11%	6.58	6.59	-
Barrel of Oil Equivalent	40.98	34.61	18%	40.86	37.87	8%
Reserves (proved plus probable)
Oil & Liquids (mbbls)				3,571	3,147	13%
Gas (mmcf)				30,421	19,569	55%
Oil Equivalent (mboe)				8,642	6,409	35%
Net Present Value @ 10% (000’s)			-	$129,322	$59,048	119%

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements of the Company.

Reported production represents Gentry’s ownership share before the deduction of royalties.  Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet to one boe.  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share.  These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles, and accordingly are referred to as non-GAAP measures.  Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies.  Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies.  Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain figures in the comparative financial statements and MD&A have been reclassified to conform with the current year presentation.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.  For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

Additional information relating to the Company, including the Company’s Annual Information Form, can

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

be found at www.sedar.com.

The date of this MD&A is March 22, 2005.

Selected Annual Information

($thousands, except per share amounts)
	2004	2003	2002
Production revenue	$31,717.0	$24,679.8	$19,355.6
Cash flow from operations	$13,384.5	$10,386.2	$7,417.4
per share - basic	$0.42	$0.42	$0.34
per share - diluted	$0.41	$0.40	$0.32
Net income	$3,401.6	$3,040.5	$2,435.5
per share - basic	$0.11	$0.12	$0.11
per share - diluted	$0.10	$0.12	$0.10
Total assets	$95,514.3	$53,472.6	$36,422.7
Long-term financial liabilities	$9,772.4	$7,704.5	$6,816.3

Production and Pricing

The majority of Gentry’s activities and a growing amount of its oil and gas production are from Alberta.  Previously, most of the Company’s oil production had been derived from Saskatchewan while the majority of its gas production was generated in Alberta.  Whereas the Saskatchewan crude varies from medium to light gravity in the southeast of the province to a heavier blend in the central area, the new Alberta crude is a medium gravity oil.  Gentry’s growth in 2004 gas production came largely from the southern portions of Alberta, particularly at Princess and Sedalia.  Gains in 2005 gas production are slated to come primarily from the Princess and Whitecourt areas, while the driving force behind increased oil production is Princess.

Oil & Liquids	Revenue ($ thousands)	Volume (bbls/d)	Price ($/bbl)
2004	13,525.0	862	42.88
2003	11,860.4	897	36.22
2002	12,139.8	991	33.55

Natural Gas	Revenue ($ thousands)	Volume (mcf/d)	Price ($/mcf)
2004	18,192.0	7,555	6.58
2003	12,819.4	5,330	6.59
2002	7,215.8	4,741	4.17

Boe	Revenue ($ thousands)	Volume (boe/d)	Price ($/boe)
2004	31,717.0	2,121	40.86
2003	24,679.8	1,785	37.87
2002	19,355.6	1,781	29.77

Gross production revenue increased 29% in 2004 to $31.72 million from $24.68 million a year ago.  The majority of this increase was a result of higher natural gas sales which showed a marked improvement.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Gentry’s natural gas sales rose 42% to 7,555 mcf/d from 5,330 mcf/d in 2003.  This increase contributed $5.40 million to the change in revenue which more than offset the $434 thousand lost due to the 4% reduction of oil sales to 862 bbls/d from 897 bbls/d a year ago.

Changes in oil and liquids pricing had a positive effect on revenues as the increase from $36.22/bbl to $42.88/bbl increased revenues $2.10 million.  The negligible $0.01 reduction in gas prices to $6.58/mcf in 2004 only reduced revenue by $28 thousand when compared to the comparative period.

Gentry has not had any forward contracts for the sale of commodities since 2001 and none are in place for 2005.

Royalties

Gentry’s royalties, net of Alberta Royalty Tax Credit (ARTC), increased 24% to $6.27 million from $5.07 million in 2003.  Expressed as a percentage of production, oil royalties were 21.2% in 2004 versus 22.6% in 2003.  Gas royalties were unchanged at 18.6% of gas production.  On a boe basis, the percentages were 19.8% in 2004 and 20.5% in 2003.  The shift in production weighting from Saskatchewan to Alberta, which generally has a more favorable royalty regime for the Company’s assets, is the primary reason for the overall decrease in royalties as a percentage of revenues.

($thousands)	2004	2003	2002
Crown royalties	3,689.5	3,054.7	2,225.3
Freehold royalties	2,128.7	1,821.7	1,634.3
Overriding royalties	886.3	502.2	528.9
Gross royalties	6,704.5	5,378.6	4,388.5
ARTC	(439.5)	(311.5)	(163.3)
Net royalties	$6,265.0	$5,067.1	$4,225.2
As a % of revenue	19.8%	20.5%	21.8%

Production Expenses

Gross production expenses increased 31% to $7.27 million from $5.56 million in 2003.  On a barrel of equivalent basis, costs increased 10% to $9.37/boe from $8.54/boe in 2003.  Increased gathering, compression and processing costs at Sedalia and higher processing fees and interruptions associated with new production at Princess were the two leading factors behind this increase.  Gentry is reviewing facility issues at Sedalia, while at Princess, the Company has recently completed the construction of a large oil battery as well as finished the electrification of certain other facilities in the area which should result in an immediate decline in unit production costs.

General and Administrative Expenses

Gentry’s general and administrative expenses increased 39% to $3.17 million in 2004 from $2.28 million in 2003.  41% of this increase was due to additional staff and compensation requirements as the Company continued to expand its activities.  Higher professional and consulting fees, due in large part to increased regulatory compliance costs, accounted for a 38% rise in expenses.  On a barrel of oil equivalent basis, general and administrative expenses increased 17% to $4.09/boe from $3.50/boe in 2003.  Going forward, moderate increases to gross administrative costs are expected, however, as production increases, it is anticipated that per unit costs will decline.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Stock Based Compensation

In 2004, Gentry’s stock based compensation expense was $376 thousand versus $175 thousand a year ago.  In the most recent year, $297 thousand related to the value of vested incentive stock options while the remaining $79 thousand was the value of Gentry’s portion of the shares issued under the Company’s Employee Share Ownership Plan (ESOP).  This compares to the prior year figures of $113 thousand from stock options and $62 thousand from the ESOP.

Interest Expense

Gentry’s interest expense increased to $698 thousand in 2004 from $484 thousand in 2003.  While interest rates fell from an average of 4.7% in 2003 to 4.0% in 2004, the greater interest cost resulted from of a higher utilization of the Company’s credit facilities to fund its capital exploration programs.

Depletion, Depreciation and Accretion

These charges for 2004 were $9.05 million compared with $7.08 million in the previous year. This trend is expected to continue as the Company increases its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $11.65/boe versus $10.86/boe in 2003.

Included in the above amounts is accretion expense, which is the amortization of the Company’s asset retirement obligations.  For 2004, this expense amounted to $102 thousand, or $0.13/boe, compared to $76 thousand, or $0.12/boe, a year ago.

The Company’s depletion rate fell to 12.78% in 2004 from 14.54% in 2003 and is based on the ratio of annual production to proved reserves estimates.  While production increased 19%, reserves increased 36%, which accounted for the lower rate.

Income Taxes

Gentry was liable for $924 thousand in current taxes in 2004 which was a negligible decrease from $941 thousand in 2003.  On a unit of production basis, however, current taxes were $1.19/boe versus $1.44/boe a year ago.

Future taxes increased substantially to $560 thousand in 2004 from $87 thousand in 2003.  On a unit of production basis, future taxes for 2004 equated to $0.72/boe versus $0.13/boe in 2003.  The increase was largely due to the use of more tax deductions to keep current taxes at lower levels.

As a result of flow-through financings in 2004, Gentry agreed to renounce $2.82 million of Canadian Exploration Expenditures (CEE) in 2004.  $2.50 million was incurred prior to year-end and the remaining $320 thousand has occurred in 2005.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

At the end of 2004, Gentry has approximately $55.85 million of accumulated tax pools available for deduction against income in future years.

($thousands)	Available balance	Maximum Annual deduction
Canadian oil and gas property expense	$26,362.6	10%
Canadian development expense	5,241.9	30%
Canadian exploration expense	10,249.1	100%
Foreign exploration and development expense	237.9	10%
Undepreciated capital cost	11,987.3	20-100%
Cumulative eligible capital	64.0	7%
Financing costs	1,706.4	20%
Total	$55,849.2

Cash Flow and Net Income

In 2004, cash flow from operations reached a record high of $13.38 million, an increase of 29% from $10.39 million in 2003.  This increase was largely achieved from higher net revenues as a result of increases in production and commodity prices.

Net income increased 12% to $3.40 million from $3.04 million in 2003.  In assessing the change in net income, the positive impact of the extra $3 million in cash flow was greatly reduced by the additional $1.97 million in depletion and depreciation charges and $474 thousand in future taxes.

On a per share basis, cash flow was $0.42 per share ($0.41 diluted) in 2004 compared to $0.42 ($0.40 diluted) in 2003.  Net income was $0.11 per share ($0.10 diluted) versus $0.12 per share ($0.12 diluted) a year ago.  The greater number of shares issued pursuant to financings to acquire additional undeveloped interests in the Princess area caused the per share amounts to remain constant.

Corporate Netbacks

($/boe)	2004	2003	2002
Selling price	40.86	37.87	29.77
Royalties (net of ARTC)	(8.07)	(7.78)	(6.50)
Production expenses	(9.37)	(8.54)	(6.86)
Operating netbacks	23.42	21.55	16.41
Administration	(4.09)	(3.50)	(3.17)
Interest	(0.90)	(0.74)	(0.63)
Current taxes	(1.19)	(1.44)	(1.46)
Other income	-	0.07	0.26
Cash flow	17.24	15.94	11.41
Depletion and depreciation	(11.65)	(10.86)	(6.57)
Future taxes	(0.72)	(0.13)	(1.00)
Non-cash compensation	(0.49)	(0.27)	-
Other expenses	-	(0.01)	(0.09)
Net income	4.38	4.67	3.75

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Capital Expenditures

Net capital expenditures increased 100% in 2004 to $43.40 million from $21.65 million in 2003. The increase was due to a record level of activity for the Company as it continued to increase drilling in all of its core exploration areas; pursue an aggressive land acquisition program to facilitate further exploration activities; and to acquire and build additional infrastructure to bring new volumes onstream.

($thousands)	2004	2003	2002
Drilling and completions	$11,773.5	$ 9,723.8	$5,113.1
Facilities and equipping	6,403.3	4,208.4	1,298.4
Land and seismic	7,359.8	4,160.4	1,355.6
Acquisitions, net	16,571.0	2,503.6	-
Capitalized Expenses	1,165.3	848.0	796.3
Other	128.5	209.3	57.5
	$43,401.4	$21,653.5	$8,620.9

The acquisition costs included the $16.25 million purchase of interests in the Princess and Bantry areas of Southern Alberta.  The acquisition, which closed in September, included approximately 275 boe/d of production net to Gentry and 155 sections (120 net) of undeveloped land split between two blocks.

The Company participated in 52 gross wells (33.5 net) in 2004 for a success rate of 85% (86% net).  This compares to 55 gross wells (27.7 net) and a success rate of 71% (73% net) in 2003.

Net Asset Value

At December 31, 2004, the Company’s net asset value, based on a 10% discount on future cash flow, equated to $4.04 per share compared with $2.17 per share in 2003.  The following is a summary of the Net Asset Value calculation, discounted at 10%:

($thousands, except per share amounts)	2004	2003	2002
Reserves	$129,322	$59,048	$48,027
Undeveloped land and seismic[1]	37,101	9,960	5,475
Investments[2]	8,698	3,827	4,028
Net debt	(19,729)	(13,443)	(7,225)
Net Asset Value	$155,392	$59,392	$50,305

Common shares outstanding	38,471	27,353	23,783

Net asset value per common share	$4.04	$2.17	$2.12

(1)

internal estimate

(2)

market value as at December 31

Liquidity and Capital Resources

In 2004, Gentry closed two financings with underwriters and one financing with the management group.  In the first two financings, 9.5 million common shares were issued at a weighted average price of $2.40 per share and one million shares were issued on a flow-through basis at $2.50 per share for gross proceeds of $25.33 million.  The management group financing consisted of 80,000 shares issued on a flow-through basis at $4.00 per share.  The proceeds from each financing were initially applied to Gentry’s bank indebtedness and then drawn on to fund capital commitments as required.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Gentry began the year with 27,352,508 common shares issued and outstanding.  During 2004, 10,580,000 shares were issued pursuant to the aforementioned financings; 150,000 shares were issued on the exercised of previously issued share purchase warrants ($1.75 per share); 580,000 shares were issued on the exercise of incentive stock options ($0.55 per share); 68,826 shares were issued pursuant to the Company’s employee share purchase plan ($2.30 per share); and 260,100 shares were repurchased and cancelled pursuant to the Company’s Normal Course Issuer Bid ($2.41 per share).  As a result of these changes, Gentry ended the year with 38,471,234 common shares issued and outstanding.  As of the date of this MD&A, 38,850,168 common shares are outstanding and a further 2,698,000 shares are reserved for issuance pursuant to the exercise of outstanding incentive stock options (at an average price of $1.69 per share).

Gentry’s year-end net debt was $19.73 million compared with $13.44 million at the end of 2003.  Gentry’s credit limit stands at $35 million and is reviewed semi-annually.  The limit is currently being reviewed based upon the Company’s December 31, 2004 Reserves Report.

Contractual Obligations

In the normal course of business, Gentry has entered into the following contractual obligations and commitments:

($thousands)	2005	2006	2007	2008	Thereafter	Total
Office lease	$173.5	$173.5	$173.5	$159.1	-	$ 679.6
Flow-through commitments	320.0	-	-	-	-	320.0
Firm service transportation	56.9	56.9	56.9	-	-	170.7
Operating lease	23.0	-	-	-	-	23.0
	$573.4	$230.4	$230.4	$159.1	-	$1,193.3

Off-Balance Sheet Arrangements

Gentry has no off-balance sheet arrangements.

Related Party Transactions

A. Bruce Macdonald, a director of the Company, is a shareholder, director and officer of Hawkeye Resources Ltd., which provides management advisory and consulting services to Gentry.  These management services are in addition to Mr. Macdonald's duties and responsibilities as a director of the Company.  In 2004, Hawkeye received $77,250 in consulting fees from the Company.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Fourth Quarter Results

Gentry’s financial and operating highlights from the fourth quarter of 2004, as compared with the fourth quarter of 2003, are summarized below:

Three months ended December 31	2004	2003	% change
Financial ($thousands)
Gross revenue	$ 9,193.1	$6,695.5	37%
Royalties, net of ARTC	1,917.2	1,418.4	35%
Production expenses	2,682.1	1,768.9	52%
Administrative	1,054.5	649.5	62%
Current taxes	213.8	243.2	(12)%
Cash flow	3,028.8	2,469.6	23%
Depreciation and depletion	2,934.9	2,893.9	1%
Future taxes (recovery)	(556.0)	(857.0)	(35)%
Net income	501.2	302.5	66%
Capital expenditures, net	$11,095.0	$6,369.5	74%
Production
Oil & Liquids (bbls/d)	960	958	-
Gas (mcf/d)	8,869	6,865	29%
Barrels of oil equivalent	2,439	2,103	16%
Pricing
Oil & Liquids ($/bbl)	$43.34	$33.62	29%
Natural gas ($/mcf)	$6.57	$5.91	11%
Boe ($/boe)	$40.98	$34.61	18%

The 37% growth in production revenue in the fourth quarter of 2004, when compared to the fourth quarter of 2003, came from increased gas volumes as well as increased pricing for both gas and oil and liquids.  As expected, royalty expense increased by slightly less than the same percentage, for the same reasons as described on the annual basis.

Cash flow was up 23% over the comparative fourth quarter.  Somewhat mitigating the effect of the higher revenue were higher production expenses and general and administrative costs.  Production expenses included an adjustment to prior estimates while higher professional fees and compensation costs made up the majority of the increase to administrative costs.

Depletion and depreciation remained relatively flat in the fourth quarters of 2004 and 2003.  The fourth quarter expenses contain adjustments to reconcile the previous nine-month provision to the annual provision, which is based on the updated independent engineering evaluation.

Based largely on the foregoing, net income increased to $501 thousand from the $303 thousand recorded in the fourth quarter of 2003.

Capital expenditures increased significantly, to $11.09 million from $6.37 million a year ago.  Drilling and completions were up 58% to $6.40 million while facilities and equipping was up 117% to $3.21 million as construction began on the Company’s oil battery at Princess.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Selected Quarterly Information

	2004				2003
	Quarter ended Dec 31	Quarter ended Sep 30	Quarter ended Jun 30	Quarter ended Mar 31	Quarter ended Dec 31	Quarter ended Sep 30	Quarter ended Jun 30	Quarter ended Mar 31
Production
bbls/d	960	808	808	870	958	857	903	869
mcf/d	8,869	7,753	6,663	6,919	6,865	5,713	4,154	4,557
boe/d	2,439	2,100	1,919	2,023	2,103	1,810	1,595	1,628
Financial
Production revenue	9,193.1	8,019.9	7,438.0	7,066.0	6,695.5	5,866.8	5,354.5	6,763.0
Cash flow from operations	3,028.8	3,870.5	3,330.5	3,154.7	2,469.6	2,741.7	1,917.0	3,257.9
per share - basic	0.09	0.11	0.11	0.12	0.09	0.11	0.08	0.14
per share - diluted	0.08	0.11	0.10	0.11	0.09	0.11	0.08	0.13
Net income	501.2	1,114.7	1,128.0	657.6	302.5	616.8	515.2	1,606.0
per share - basic	0.01	0.03	0.04	0.02	0.01	0.03	0.02	0.07
per share - diluted	0.01	0.03	0.04	0.02	0.01	0.02	0.02	0.07

Proposed Transactions

In November, Gentry entered into a letter agreement to acquire certain oil and natural gas interests in the Princess area for $8.08 million.  The interests include approximately 195 boe/d of production, all of which is currently operated by Gentry.  The transaction, anticipated to close by the end of March or early April, is subject to certain rights of first refusal and as such, it is not yet known what the final interest or cost accruing to Gentry will be.

Critical Accounting Estimates

Gentry is required to make certain assumptions and estimates in the application of generally accepted accounting principles that may have a significant impact on the financial results of the Company.  The following is a discussion of the estimates that are critical to Gentry’s consolidated financial statements.

Oil and Natural Gas Reserves and Full Cost Accounting

Gentry follows the full cost method of accounting for its oil and gas properties and equipment as prescribed by the Canadian Institute of Chartered Accountants (CICA).  Accordingly, all costs associated with the acquisition, development and exploration of oil and natural gas reserves are capitalized and then depleted using the unit-of-production method based on estimated proved reserves.  A ceiling test ensures the carrying value of a long-life asset can be recovered from its undiscounted future cash flows.

Reserve estimates can have a significant impact on net income and the carrying value of property and equipment as they are the key component in the calculation of both depletion and depreciation and the ceiling test.  Revisions to reserve estimates could result in a higher or lower depletion and depreciation expense being charged to net income while downward revisions to reserve estimates could result in a write down of property and equipment based on the ceiling test.

100% of Gentry’s reserves are evaluated by the independent engineering firm of Martin Brusset and Associates.  This evaluation requires significant estimates to be made on various engineering data as well as future production rates, capital expenditures, and commodity prices, all of which are subject to a number of uncertainties and various interpretations.  The Company expects that over time its estimates of reserves will be revised, either upwards or downwards, based on future drilling, testing, production rates and commodity forecasts.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Asset Retirement Obligations

Gentry estimates the fair value of each asset retirement obligation.  The obligation is based on current regulations, costs, technologies, and industry standards and is calculated using estimates for the timing of abandonment, inflation, and a credit-adjusted risk-free interest rate.  The discounted obligation is initially capitalized as part of the carrying amount of the property and equipment and a corresponding liability is recognized.  The increase in property and equipment is depleted and depreciated on the same basis as the remainder of the property and equipment.  The liability is accreted against income, until it is settled or the property is sold, and is included as a component of depletion and depreciation expense.

Retirement obligations can have a material impact on the both the consolidated balance sheets and consolidated statements of income of the Company.  Revisions to any or all of the aforementioned factors and estimates used in calculating the obligation may result in a changes to the carrying value of property and equipment and the related liability, as well as the depletion and depreciation expense charged to net income.  The Company expects that over time its estimate of its asset retirement obligations will be revised, either upwards or downwards, based on future regulations, costs, technologies, industry standards, timing of abandonments, and interest and inflation rates.

Stock-based Compensation

Gentry follows the fair value method of accounting for its stock-based compensation arrangements relating to stock options grants.  The Company recognizes a compensation expense based on the fair value of the options on the date of grant using the Black-Scholes option-pricing method and amortizes the expense over the vesting period of the options.  The Black-Scholes method requires estimates for the volatility of the Company’s stock, a risk free interest rate, an expected dividend rate, and the expected life of the options.  Changes in these estimates will change the fair value of the option and affect the compensation expense recorded in the consolidated financial statements.

Other Accounting Estimates

Gentry follows the accrual method of accounting which requires the Company to incorporate certain estimates in its financial and operating results.  This includes estimates of revenues, royalties, production expenses and capital items for specific reporting periods for which actual results have not yet been received.  Gentry ensures that the personnel with the most knowledge of the relevant activities are responsible for the estimates, which are then reviewed for reasonableness.  Past estimates are also compared to actual results in order to make more informed decisions when accruing future amounts.

New Accounting Standards

During the past year, a number of changes to financial reporting requirements have been introduced. The following outlines the most notable changes and those which have the greatest impact on Gentry.

Full Cost Accounting

Effective for fiscal years beginning on or after January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 16 – “Oil and Gas Accounting – Full Cost” which changes the calculation of the ceiling test.  The new standard requires that an impairment be recognized if the carrying value of a long-life asset can not be recovered from its undiscounted future cash flows.  An impairment, if required, is then determined as the difference between the carrying value and the fair value of the asset, such fair value to be based on the present value of the expected future discounted cash flows.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Gentry performed this ceiling test calculation as at December 31, 2004 and 2003 and there was no impact on the Company under the new guideline.

Asset Retirement Obligations

The CICA introduced handbook section 3110 – “Asset Retirement Obligations” which became effective January 1, 2004, although early adoption was encouraged.  Under this section, the Company is required to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is first recorded, it is added at fair value to property and equipment.  It is then amortized against income as a component of depletion and depreciation expense using the unit-of-production method.  The Company elected to adopt this policy effective January 1, 2003, with restatement of prior periods, and a summary of the effects of this new policy is contained in Note 3 of the Consolidated Financial Statements.

Stock-based Compensation

On October 1, 2003, and with effect from January 1, 2003, the Company prospectively adopted the CICA’s new standard with respect to accounting for stock-based compensation arrangements relating to stock options granted to employees, officers and directors.  Under the transitional provisions of the standard, stock options granted to employees, officers and directors after the effective date of January 1, 2003 are accounted for using the fair value method.  As a result of this change, Gentry increased stock based compensation costs by $297 thousand in 2004 and $113 thousand in 2003.  A summary of the assumptions used in calculating the stock-based compensation expense in contained in Note 9(f) of the Consolidation Financial Statements.

Hedging Relationships

The CICA issued Accounting Guideline 13 – “Hedging Relationships”, which is effective for the Company’s fiscal year beginning January 1, 2004.  The new standard requires the identification, designation, documentation and measurement of hedging relationships in order to apply hedge accounting.  Additional changes are also being proposed for interim and annual financial statements beginning on or after October 1, 2006, however as Gentry had no hedges in place in 2004 and none for 2005, these policy changes currently have no effect on the Company.

Flow-through Shares

This new guideline, in effect for all flow-through share transactions initiated after March 19, 2004, requires that the income tax effect of expenditures renounced on flow-through shares be recognized on the date the Company renounces the expenditures.  Previously, the Company recognized the income tax effect when the expenditures were incurred.  This pronouncement has no material effect on the Company.

Earnings per Share

The CICA introduced handbook section 3500 – “Earnings per Share” which became effective for interim and fiscal years beginning on or after January 1, 2005.  The main feature of this section, as it currently pertains to Gentry, is that the number of incremental shares included in year-to-date diluted Earnings per Share (EPS) is to be computed using the average market price of common shares for the year-to-date period, rather than on a quarterly basis, as Gentry computed it in 2004.  This change is not expected to have material effect on the Company’s diluted EPS.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Comprehensive Income

The CICA is expected to issue a new standard for interim and annual financial statements beginning on or after October 1, 2006 (with early adoption permitted) regarding Comprehensive Income.  The standard, if instituted, would require Gentry to recognize gains and losses arising from the fluctuation of the share price of its investments and include these gains and losses as a separate component in the Income Statement with the accumulated gains and losses shown as a separate component of Shareholders Equity.  Currently, Gentry follows the cost method of accounting for its investment whereby no gains or losses on investments are recognized unless there has been a permanent decline in value.

Business Risks and Uncertainties

Gentry, like all companies in the oil and gas industry, operates in an environment subject to inherent risks. Many such uncertainties are beyond the ability of a company to control – particularly those associated with exploring for, and developing, economic quantities of hydrocarbons; volatile commodity prices; issues related to global supply and demand; governmental regulations; and environmental matters. The Company’s business is affected by these risks to the same degree as any other participant in the upstream Canadian oil and gas industry. Gentry has implemented risk protection through such means as maintaining a broad base of interests in core areas of the Western Canadian Sedimentary Basin that have long-term production and reserves. In addition, through its investment in Stratic, the Company participates in selected international exploration ventures of high potential that nonetheless add certain political and technical business risks. Such risks are mitigated by operating in politically and economically stable countries, and by aligning with joint venture companies that have significant international experience.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

GENTRY RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2004 and 2003

ASSETS
	2004	2003
CURRENT
Cash and cash equivalents	$ 68,287	$ 194,119
Accounts receivable	12,808,282	7,461,796
Prepaid expenses	1,294,988	210,387
	14,171,557	7,866,302

INVESTMENTS (NOTE 4)	1,707,458	1,544,058

PROPERTY AND EQUIPMENT (NOTE 5)	79,635,253	44,062,285

	$ 95,514,268	$ 53,472,645

LIABILITIES & SHAREHOLDERS’ EQUITY

CURRENT
Accounts payable and accrued liabilities	$ 16,629,997	$ 8,866,288
Income taxes payable	50,066	479,240
Bank debt (Note 6)	17,220,000	11,964,010
	33,900,063	21,309,538

ASSET RETIREMENT OBLIGATIONS (NOTE 7)	2,671,657	1,563,555

FUTURE INCOME TAXES (NOTE 8)	7,100,776	6,140,992

	43,672,496	29,014,085

SHARE CAPITAL (NOTE 9)	42,474,623	18,373,169
CONTRIBUTED SURPLUS (NOTE 9[f])	318,765	22,067
RETAINED EARNINGS	9,048,384	6,063,324
	51,841,772	24,458,560

	$ 95,514,268	$ 53,472,645

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2004 and 2003

	2004	2003
REVENUE
Production	$ 31,717,038	$ 24,679,805
Less: royalties, net of Alberta Royalty Tax Credit	(6,265,037)	(5,067,096)
	25,452,001	19,612,709
EXPENSES
Depletion, depreciation & accretion	9,046,840	7,079,953
Production	7,271,849	5,564,700
General & administrative	3,174,091	2,277,607
Interest on bank debt	697,887	484,069
Stock-based compensation	375,704	174,947
	20,566,371	15,581,276

INCOME FROM OPERATIONS	4,885,630	4,031,433

OTHER INCOME (LOSS)
Interest and other	-	40,641
Share of loss of affiliate	-	(3,985)
	-	36,656

INCOME BEFORE INCOME TAXES	4,885,630	4,068,089

INCOME TAXES (NOTE 8)
Current	923,657	940,785
Future	560,363	86,795
	1,484,020	1,027,580

NET INCOME	$ 3,401,610	$ 3,040,509

NET INCOME PER SHARE
Basic (Note 10)	$0.11	$0.12
Diluted (Note 10)	$0.10	$0.12

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the years December 31, 2004 and 2003

	2004	2003
RETAINED EARNINGS, beginning of year as previously stated	$ 6,063,324	$ 2,867,417
RESTATEMENT, change in accounting policy (Note 3)	-	482,639
RETAINED EARNINGS, beginning of year restated	6,063,324	3,350,056

NET INCOME	3,401,610	3,040,509
LESS: excess of cost of shares acquired over stated value (Note 9[e])	(416,550)	(327,241)

RETAINED EARNINGS, end of year	$ 9,048,384	$ 6,063,324

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004 and 2003

	2004	2003
OPERATING ACTIVITIES
Net income	$ 3,401,610	$ 3,040,509
Add (deduct) items not requiring cash
Depletion, depreciation & accretion	9,046,840	7,079,953
Stock-based compensation	375,704	174,947
Share of loss of affiliate	-	3,985
Future income taxes	560,363	86,795
	13,384,517	10,386,189
Changes in non-cash working capital items	(2,829,261)	(564,546)
Asset retirement costs	(110,328)	(112,643)
	10,444,928	9,709,000
INVESTING ACTIVITIES
Capital expenditures	(43,401,378)	(21,653,477)
Acquisition of investments, net	(163,400)	-
Changes in non-cash working capital items	3,734,398	1,799,810
	(39,830,380)	(19,853,667)
FINANCING ACTIVITIES
Proceeds on issuance of share capital, net	24,632,617	5,828,070
Proceeds from bank debt, net	5,255,990	4,973,983
Redemption of share capital	(627,298)	(679,785)
Changes in non-cash working capital items	(1,689)	40,603
	29,259,620	10,162,871

INCREASE (DECREASE) IN CASH	(125,832)	18,204

CASH AND CASH EQUIVALENTS, beginning of year	194,119	175,915

CASH AND CASH EQUIVALENTS, end of year	$ 68,287	$ 194,119

SUPPLEMENTAL CASH FLOWS DISCLOSURE:
Interest paid	$ 697,887	$ 484,069
Income taxes paid	$ 1,352,831	$ 855,285

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1.

Company activities

The Company's activities are the exploration for and development of petroleum and natural gas properties in Canada.

2.

Summary of significant accounting policies

These financial statements have been prepared using accounting principles generally accepted in Canada which include:

a)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gentry Resources (Saskatchewan) Ltd., Gentry Income Funds Inc. and Gentry Resources (West Africa) Inc.  Both Gentry Income Funds Inc. and Gentry Resources (West Africa) Inc. are inactive and have no production operations.

b)

Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and broker accounts.

c)

Investments

During 2003, the Company ceased to exert significant influence on its investment in Stratic Energy Corporation (“Stratic”).

Prior to October 1, 2003, the Company recorded its investment in Stratic using the equity method of accounting, whereby the investment was initially recorded at cost and the carrying value was adjusted thereafter to include the Company's pro-rata share of earnings and losses.  Profit distributions received or receivable were recorded as a reduction to the amount of the investment.

The Company records its investment in Stratic subsequent to October 1, 2003, and its other investment, using the cost method of accounting whereby the investment is initially recorded at cost.  Earnings are recognized only to the extent received or receivable.  The carrying value of the investment under the equity method of accounting on the date that the Company ceased to exert significant influence becomes its carrying value under the cost method of accounting.

Where there has been a permanent or other than temporary decline in value, the investments are stated at estimated net realizable value.

d)

Petroleum and natural gas exploration and development expenditures

The Company follows the Canadian full cost method of accounting whereby all costs related to the exploration for and the development of petroleum and natural gas reserves are initially capitalized and accumulated in cost centres by country.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities and lease and well equipment.  Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would significantly alter the related cost centre’s rate of depletion and depreciation.  A significant disposition is defined as causing a change of 20% or more in the annual depletion rate.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Costs capitalized are depleted and depreciated using the unit-of-production method by cost centre based upon gross proved petroleum and natural gas reserves as determined by independent engineers.  For purposes of the calculation, petroleum and natural gas reserves are converted to a common unit of measure on the basis of their relative energy content, whereby one barrel of oil is equivalent to six thousand cubic feet of natural gas.

The costs of significant unproved properties are excluded from the depletion and depreciation base until it is determined whether proved reserves are attributable to the properties, or impairment has occurred.

As of January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants’ Accounting Guideline 16, “Oil and Gas Accounting - Full Cost” on impairment recognition for oil and gas assets. As permitted under the standard, the Company tests impairment against undiscounted future net revenues from proved reserves using expected future product prices and costs. Impairment is recognized when the carrying amount is greater than the undiscounted future net revenues, at which time assets are written down to the fair value of proved and probable reserves plus the cost of unproved properties, net of impairment allowances. Fair value is determined using expected future product prices and costs, and amounts are discounted using a risk free interest rate.

The current ceiling test differs from the test under the prior guideline as under the old guideline the prices and costs were based upon the period end prices and costs and were not discounted.  Estimated future general and administrative costs, financing charges and income taxes were deducted from the estimated future cash flows.

There were no changes to net income, property and equipment or any other reported amounts in the consolidated financial statements as a result of adopting Accounting Guideline 16.

e)

Depreciation

Other assets are depreciated using the declining balance method at annual rates of 20% to 100%.

f)

Income taxes

Income taxes are accounted for using the liability method of income tax allocation.  Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at the carrying values.  Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized.  Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the year of realization.

g)

Asset retirement obligations

Effective January 1, 2003, the Company has adopted retroactively, with restatement of prior periods, the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations.  This new section requires liability recognition for retirement obligations associated with long-lived assets, which would include abandonment of oil and natural gas wells, related facilities, compressors and gas plants, removal of equipment from leased acreage and returning such land to its original condition.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Under the new standard, the estimated fair value of each asset retirement obligation is recorded in the period a well or related asset is drilled, constructed or acquired.  Fair value is estimated using the present value of the estimated future cash outflows to abandon the asset at the Company’s credit-adjusted risk-free interest rate.  The obligation is reviewed regularly by Company management based upon current regulations, costs, technologies and industry standards.  The discounted obligation is initially capitalized as part of the carrying amount of the related oil and natural gas properties and a corresponding liability is recognized.  The increase in oil and natural gas properties is depleted and depreciated on the same basis as the remainder of the oil and natural gas properties.  The liability is accreted against income until it is settled or the property is sold and is included as a component of depletion and depreciation expense.  Actual restoration expenditures are charged to the accumulated obligation as incurred.

Prior to 2003, the Company estimated costs of dismantlement, removal and site restoration and recorded them over the remaining life of the proved reserves on the unit-of-production basis. The annual provision was included in depletion and depreciation expense and was accrued as a site restoration liability on the balance sheet.  Actual restoration expenditures were charged to the accumulated obligation as incurred.

h)

Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program.  Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers.  Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations.

Effective, March 19, 2004 the Canadian Institute of Chartered Accountants provided new guidance that this reduction to share capital and increase in future tax liability should occur when the expenditures are renounced.  Prior to this, the Company recorded the reduction to share capital and increase in future tax liability when the expenditures were made.

i)

Stock-based compensation

The Company has a stock option plan as described in Note 9(c).

On October 1, 2003, the Company prospectively adopted the Canadian Institute of Chartered Accountants’ new standard with respect to accounting for stock-based compensation arrangements relating to stock options granted to employees, officers and directors.  Stock-based compensation expense is recorded for all options granted on or after January 1, 2003, with a corresponding increase recorded to contributed surplus.   The compensation expense is recognized over the vesting period.  No compensation expense is recorded for stock options awarded and outstanding prior to adoption of the new accounting standard. The fair value of options granted are estimated at the date of grant using the Black-Scholes valuation model. Upon the exercise of stock options, consideration paid by employees or directors together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Under the transitional provisions of the standard, stock options granted to employees, officers and directors after the effective date of January 1, 2003 are accounted for using the fair value method.  As a result of this change, general and administrative expense increased by $112,543, property and equipment increased by $19,861 and contributed surplus increased by $132,404, all of which have been recorded in 2003, subsequent to September 30, 2003.  The Company will continue to disclose the pro-forma results for stock options issued to employees, officers and directors which were issued in 2002 in Note 9(g).

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

j)

Net income per share

Diluted net income per share is calculated using the treasury stock method, whereby it is assumed that proceeds from the exercise of stock options and warrants are used by the Company to repurchase Company shares at the weighted average market price during the year.

k)

Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

l)

Foreign currency translation

The Company follows the temporal method when translating foreign currency transactions and the financial statements of its integrated subsidiaries.

Under this method, foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items.  Revenues and expenses, except depletion and depreciation, are translated at average exchange rates for the year.  Depletion and depreciation are translated at the same rate as the related assets.  Exchange gains or losses on translation of current and non-current monetary items are included in the determination of net income.

m)

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

n)

Measurement uncertainty

The amounts recorded for depletion and depreciation, asset retirement costs and obligations and the ceiling test are based on estimated proved reserves, production rates, future petroleum and natural gas prices and future costs.  By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates in future periods could be significant.

The amounts used to estimate fair values of stock options issued, and the resultant pro-forma income effects (Notes 9[f] and [g]) are based on estimates of future volatility of the Company's share price, expected lives of the options, expected dividends to be paid by the Company and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

o)

Comparative financial statements

Certain figures in the comparative financial statements have been reclassified to conform with the current year presentation.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

3.

Change in accounting policy

The effects of the change in policy for asset retirement obligations for the year ended December 31, 2003 is as follows:

2003
Increase in property and equipment	$ 1,351,899
Increase in accumulated depletion	535,722
Increase (decrease) in liability for site restoration/asset retirement	24,108
Increase in future income taxes liability	273,563
Increase in opening retained earnings	482,639
Decrease in depletion, depreciation & accretion expense	(62,399)
Increase in future income taxes expense	26,532

There is no change in the basic or diluted net income per share as a result of these changes.

	2004	2003
Stratic Energy Corporation, at cost	$ 1,689,458	$ 1,526,058
Other, at cost	18,000	18,000
	$ 1,707,458	$ 1,544,058

4.

Investments

At December 31, 2004, the Company owned 13.24% (2003 – 18.99%) of the common shares of Stratic.  The Company is related to Stratic by virtue of common directors and officers.

	2004	2003
Petroleum and natural gas properties, including exploration and development thereon	$ 89,802,565	$ 52,872,302
Production equipment and facilities	21,603,127	14,143,839
Other	879,842	751,307
	112,285,534	67,767,448
Accumulated depletion and depreciation	(32,650,281)	(23,705,163)
	$ 79,635,253	$ 44,062,285

5.

Property and equipment

During the year, the Company capitalized $1,165,303 (2003 - $848,043) of a total of $4,339,394 (2003 - $3,125,650) in general and administrative expenses.  No interest has been capitalized.

Costs of unproved petroleum and natural gas properties amounting to $20,198,754 (2003 - $3,206,210) have been excluded from the depletion calculation.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

The Company prepared a ceiling test calculation at December 31, 2004 to assess the recoverability of its petroleum and natural gas properties.  The ceiling test was based upon a valuation of the petroleum and natural gas properties prepared by an independent engineering firm based upon future oil and gas benchmark prices and adjusted for commodity price differentials specific to the Company.  The following table summarizes the benchmark references prices used in the ceiling test calculation:

	WTI Oil ($US/bbl)	Edmonton Light Sweet 40° API ($Cdn/bbl)	Hardity Medium Oil 25° API ($Cdn/bbl)	AECO Natural Gas Spot Price ($Cdn/mmbtu)
2005	$42.00	$51.83	$45.98	$6.62
2006	38.00	47.10	41.40	6.47
2007	35.00	43.90	38.30	6.22
2008	32.00	40.00	34.50	5.72
2009	32.00	40.00	34.50	5.47

Prices remain constant between 2009 and 2012 and increase at a rate of approximately 2.00% thereafter.

6.

Bank debt

The Company has an uncommitted demand revolving credit facility to a maximum of $35,000,000.  The facility is available to the Company by way of prime rate based loans, bankers acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate. The facility is secured by a general assignment of book debts, a $50,000,000 demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.

The credit facility is subject to review on a semi-annual basis.  The next review will be undertaken on or before April 30, 2005.

7.

Asset retirement obligations

The following table summarizes changes in the asset retirement obligations for the years ended December 31, 2004 and 2003:

	2004	2003
Asset retirement obligations, beginning of year	$ 1,563,555	$ 1,299,681
Liabilities incurred	1,116,708	359,036
Liabilities settled	(110,328)	(112,643)
Accretion expense	101,722	76,292
Revisions in estimated cash flows	-	(58,811)
Asset retirement obligations, end of year	$ 2,671,657	$ 1,563,555

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $4,972,730 (2003 - $2,926,612).  These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2003 - 11 years).  The estimated future cash flows have been discounted at the credit-adjusted risk free rate of 5.25%.  As at December 31, 2004, no funds have been set aside to settle these obligations.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

8.

Income taxes

	2004	2003
Temporary differences related to property and equipment and asset retirement obligations	$ 7,818,381	$ 6,456,832
Share issuance and financing costs	(599,300)	(193,580)
Temporary differences related to investments	(118,305)	(122,260)
	$ 7,100,776	$ 6,140,992

a)

 Future Income Tax Liability

Significant components of the future income tax liability are as follows:

	2004	2003
Expected tax provision	$1,959,626	$1,729,752
Increases (decreases) resulting from:
Resource allowance	(1,201,457)	(1,265,836)
Non-deductible crown payments, net of Alberta Royalty Tax Credit	1,065,066	1,060,806
Change in tax rates	(503,672)	(596,959)
Large corporate and capital taxes	52,115	73,444
Non-deductible stock-based compensation	150,695	47,853
Reduced tax rates for resource allowance and capital gains	(25,770)	3,788
Other	(12,583)	(25,268)
	$1,484,020	$1,027,580

b)

Income Tax Expense

Income taxes expense differs from that which would be expected from applying the combined Canadian federal and provincial income tax rate of 40.11% (2003 - 42.52%) to income before income taxes.  The difference results from the following:

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

9.

Share capital

Authorized
  Unlimited number of voting common shares
 Unlimited number of non-voting preferred shares

Issued

Common shares:	2004		2003
	Number	Stated Value	Number	Stated Value
Balance, beginning of year	27,352,508	$18,373,169	23,783,263	$13,262,522
Issued for cash (Note 9[a])	9,500,000	22,825,000	3,000,000	5,250,000
Flow-through shares issued (Note 9[a])	1,080,000	2,820,000	-	-
Share purchase warrants exercised (Note 9[b])	150,000	262,500	350,000	612,500
Stock options exercised (Note 9[c])	580,000	320,650	585,000	303,350
Issued under employee share purchase plan (Note 9[d])	68,826	158,013	76,045	124,808
Normal Course Issuer Bids (Note 9[e])	(260,100)	(210,748)	(441,800)	(242,207)
Total issued	38,471,234	44,548,584	27,352,508	19,310,973
Less:
Reduction due to income tax deductions renounced to subscribers (Note 9[a])	-	(981,924)	-	(676,164)
Share issuance costs (net of income taxes of $582,503 [2003 - $138,544])	-	(1,092,037)	-	(261,640)
Balance, end of year	38,471,234	$42,474,623	27,352,508	$18,373,169

a)

Financings

During the year ended December 31, 2004, the Company issued 9,500,000 common shares (2003 - 3,000,000) at an average price of $2.40 per share (2003 - $1.75) for gross proceeds of $22,825,000 (2003 - $5,250,000).

In addition, the Company issued 1,000,000 flow-through common shares at a price of $2.50 per share and 80,000 flow-through common shares at a price of $4.00 per share (2003 - Nil).  Income tax exploration deductions in the amount of $2,820,000 were renounced to subscribers effective December 31, 2004. Qualifying expenditures in the amount of $2,500,000 were incurred to December 31, 2004 and $320,000 must be incurred in 2005.

b)

Warrants

During the year ended December 31, 2004, 150,000 common shares (2003 – 350,000) at a price of $1.75 per share (2003 - $1.75) were issued upon the exercise of 150,000 share purchase warrants (2003 – 350,000).  There are no share purchase warrants outstanding as at December 31, 2004.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

c)

Stock Option Plan

Under the Company’s stock option plan, the Company may grant options to its directors, officers, employees, and consultants.  The maximum number of shares which may be reserved for issuance under the plan is 4,000,000 common shares.  The maximum number of shares which may be reserved for issuance to any one person under the plan is 5% of the issued common shares.  The plan also provides that the price at which options may be granted can not be less than the market price of the common shares at the time the option is granted.  Options granted under the plan will have a term not exceeding ten years.  The vesting period is set by the Board of Directors at the time the options are granted.

A summary of the status of the Company's stock option plan, as of December 31, 2004 and 2003 and changes during the years then ending are as follows:

	2004		2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,460,000	$0.90	2,330,000	$0.65
Granted	1,115,000	2.32	720,000	1.37
Exercised	(580,000)	0.55	(585,000)	0.52
Cancelled	-	-	(5,000)	1.31
Outstanding, end of year	2,995,000	$1.49	2,460,000	$0.90

Options exercisable at year-end	1,636,655	$0.95	1,935,002	$0.77

The following table summarizes the stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$0.45 to $0.52	335,000	$0.45	5.1	335,000	$0.45
$0.77 to $0.95	635,000	0.80	4.8	635,000	0.80
$1.18 to $1.62	910,000	1.34	3.0	666,665	1.33
$2.30 to $2.75	1,115,000	2.32	4.7	-	-
Total	2,995,000			1,636,665

d)

Employee share purchase plan

On January 1, 2003, the Company initiated an employee share purchase plan (the “Plan”), whereby the Company is authorized to match employees’ purchases under the Plan from a minimum of two percent to a maximum of five percent of the employees’ regular gross earnings, through the issuance of common shares of the Company, for all full-time employees.  Compensation expense is recognized when shares are issued under the Plan and an equal amount is recorded as share capital.  Shares are issued from Treasury to employees at the weighted average market price for the month immediately preceding the date of purchase of the Company’s shares.  The maximum number of common shares which can be issued under the plan is 500,000, of which 144,871 have been issued to December 31, 2004.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

e)

Normal Course Issuer Bid

Pursuant to Normal Course Issuer Bids, the Company acquired 260,100 (2003 - 441,800) common shares at an average price of $2.41 (2003 - $1.54) per share.  The excess of cost of reacquisition over stated value of $416,550  (2003 - $327,241) has been charged against retained earnings with the remaining $Nil (2003 - $110,337) charged to contributed surplus.  At December 31, 2004, a maximum of 2,672,500 common shares may be acquired by the Company until August 26, 2005 under the present Normal Course Issuer Bid.

f)

Stock-based compensation expense

The fair value of stock options granted during 2004 was estimated on the dates of grant using the Black-Scholes option-pricing method with the following assumptions:

Risk free interest rate of 3.67 to 3.73% (2003 - 3.85%)
Expected life of options of 3.5 to 4.5 years (2003 - 3.5 to 4.5 years)
Expected volatility of 30.91 to 31.72% (2003 - 59.19%)
Expected dividend rate of 0% (2003 - 0%)
Fair value per option granted of $0.69 to $0.78 (2003 - $0.66)

Compensation costs of $296,698 (2003 - $112,543) have been expensed and $Nil (2003 - $19,860) has been capitalized, resulting in the recognition of $296,698 (2003 - $132,404) of contributed surplus during 2004.

g)

Pro-forma stock-based compensation expense

If the compensation costs for the Company’s stock option plan had been determined using the fair value method for options granted from January 1, 2002 to December 31, 2002, the Company’s pro-forma net income and retained earnings for 2004 would be reduced by $16,396 (2003 - $20,423).  There would be no change in net income per share or diluted net income per share.

The assumptions used to determine the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model are as follows:

Risk free interest rate of 4.1%
Expected life of options of 3.5 years
 Expected volatility of 65.50%
Expected dividend rate of 0%
Fair value per option granted of $0.60

10.

Income per share

Net income per share has been calculated based on the weighted average number of common shares outstanding during the year of 31,614,549 (2003 - 24,564,151).

A reconciliation of the denominators for the per share calculations is outlined below:

	2004	2003
Basic weighted average shares	31,614,549	24,564,151
Effect of dilutive stock options and warrants	1,394,406	1,380,699
Dilutive weighted average shares	33,008,955	25,944,850

There is no change in the numerator in the calculation of diluted net income per share for either year.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

11.

Financial instruments

a)

Fair values

The fair values of the Company’s accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments.  The fair value of investments at December 31, 2004 is $8,712,159 (2003 - $3,833,014).

The fair value of bank debt approximates its carrying value as it bears interest at market rates.

b)

Credit risk

Virtually all of the Company’s accounts receivables are with customers in the petroleum and natural gas industry and are subject to normal industry credit risks.

c)

Interest rate risk

The Company is exposed to interest rate cash flow risk to the extent that its bank debt is at a floating rate of interest.

d)

Commodity price risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate.  Currently, no such instruments have been initiated.

e)

Currency risk

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

12.

Commitments

The Company has obligations under operating leases for office space, transportation obligations and equipment rentals as follows:

2005	$253,651
2006	230,401
2007	230,401
2008	159,065
2009	-

13.

Subsequent Event

On November 24, 2004, the Company entered into a letter of agreement to acquire certain oil and gas interest in the Princess area of Southern Alberta for the sum of $8,079,000.  The transaction, which is anticipated to close by the end of March 2005, is subject to certain rights of first refusal and as such it is still not yet known what the final interest or cost accruing to the  Company will be.  The sum of $807,900 was advanced as a deposit and is included in Prepaid Expenses on the Consolidated Balance Sheet.

14.

United States accounting principles and reporting

The Company's consolidated financial statements have been prepared in Canadian dollars and in accordance

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

with Canadian generally accepted accounting principles ("Canadian GAAP"), which in most respects conform to accounting principles generally accepted in the United States ("U.S. GAAP").  Significant differences between Canadian and U.S. GAAP are described in this note:

a)

Full cost accounting

In accordance with U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10 percent, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs, asset retirement obligations and applicable taxes.  Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that future revenues are undiscounted and use forecast pricing to determine whether an impairment exists and are on a before tax basis.  Any impairment amount is measured using the fair value of proved and probable reserves.

In computing consolidated net income for U.S. GAAP purposes, the Company recorded additional depletion in prior years as a result of the application of the ceiling test.  These charges were not required under the Canadian GAAP ceiling test.  As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes.  No ceiling test write-down is required under Canadian GAAP or U.S. GAAP as at December 31, 2004 and 2003.

Effective January 1, 2004, the Canadian Accounting Standard’s Board amended the Full Cost Accounting Guideline. Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using estimated future prices and costs. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices.

b)

Income taxes

Canadian GAAP previously required the Company to record potential future taxes using the deferral method.  However, the Canadian Institute of Chartered Accountants’ accounting standard is now similar to U.S. GAAP.

Upon implementation of the new Canadian standard, retained earnings was decreased for temporary differences that had not previously been recognized.  Under U.S. GAAP, these temporary differences would have already been reflected in property and equipment, therefore further differences in depletion and depreciation expense results in subsequent years.

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas under Canadian GAAP, substantively enacted tax rates are used.

c)

Flow-through shares

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue.  The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is recorded as a liability (“the Premium”) until the renunciation of expenditures has occurred.  Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital.  The Premium recorded as a current liability under U.S. GAAP for 2004 is $38,400 (2003 - $Nil).

When the expenditures are incurred and the tax deductions are renounced to subscribers, Canadian GAAP requires that the stated capital be reduced by and a future tax liability be recorded for the estimated future income taxes payable as a result of the renouncement. Under U.S. GAAP, the future tax liability is recorded through a charge to income tax expense less the reversal of the Premium previously reported.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

d)

Investments

On October 1, 2003, the Company began accounting for its investment in Stratic using the cost method (Note 2[c]).  Under U.S. GAAP, the carrying value of the investment under the equity method of accounting becomes its carrying value as of the date of loss of significant influence which is identical under Canadian GAAP.

Additionally, under U.S. GAAP, the Company must classify investments in equity securities that have readily determinable fair values as either available for sale or trading.  The Company’s investments are classified as available for sale as they were not acquired and are not held principally for the purposes of selling them in the near term.  These available for sale investments are revalued at the end of each period based on their fair values and any unrealized gain or loss is recorded, net of tax effects, as a component of other comprehensive income in the period.

Additionally, U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transaction and other events from non-owner sources.  Canadian GAAP does not require similar disclosure.  Comprehensive income for U.S. purposes arose on valuing the Company’s investments at their fair market value.

e)

Stock-based compensation

Effective January 1, 2003, the Company prospectively adopted the Canadian Institute of Chartered Accountants’ new standard with respect to accounting for stock-based compensation arrangements relating to stock options granted to employees, officers and directors.  Hence, under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees, officers and directors in 2004.  For the effect of stock-based compensation on the financial results under Canadian GAAP in 2004, which would be the same adjustment under U.S. GAAP, see Note 9(f).

U.S. Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” establishes financial accounting and reporting standards for stock-based employee compensation plans under U.S. GAAP.  The Statement requires disclosure of the pro-forma net income and net income per share as if the fair value based accounting method had been used to account for stock-based compensation costs in advance of the equivalent Canadian standard.  The effects of the fair value disclosures under U.S. GAAP are as follows:

	2004		2003
	As Reported	ProForma	As Reported	ProForma
Net Income	$3,540,553	$3,530,702	$2,824,623	$2,748,216
Net income per share – Basic	$0.11	$0.11	$0.11	$0.11
– Diluted	$0.11	$0.11	$0.11	$0.11

The fair value of the options issued by the Company during 2003 was estimated under U.S. GAAP using the same assumptions as under Canadian GAAP, as disclosed in Note 9(f).

f)

Asset retirement obligations

Effective January 1, 2003, the Company early adopted the Canadian Institute of Chartered Accountant’s new standard on Asset Retirement Obligations (Note 2[g]).  This standard is equivalent to U.S. SFAS No. 143, “Accounting for Asset Retirement Obligations”, which is effective for fiscal periods beginning on or after January 1, 2003.  Early adopting the Canadian standard eliminated a U.S. GAAP reconciling item with respect to accounting for the obligations.  However, differences in accounting methodology for changes in accounting policies necessitate additional disclosures under U.S. GAAP.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

U.S. GAAP requires that the cumulative impact of a change in accounting policy be presented in the current year Consolidated Statement of Income and prior periods are not restated.

Net income under U.S. GAAP for the year ended December 31, 2003 increased by $446,346 due to the change in accounting policy.

g)

Consolidated statement of cash flows

Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

h)

Recent accounting pronouncements

i)

Variable Interest Entities

The Canadian Institute of Chartered Accountants has issued a new standard effective for all periods beginning on or after November 1, 2004.  This standard requires variable interest entities to be consolidated by their primary beneficiary which is similar to the Financial Accounting Standards Board’s (“FASB”) Interpretation No. 46 “Consolidation of Variable Interest Entities.”

At December 31, 2004, the Company did not have any variable interests in variable-interest entities.

ii)

Share-Based Payment

In 2004, FASB issued revised FAS 123 “Share-Based Payment”. This amended statement eliminates the alternative to use Accounting Principles Board (“APB”) Opinion No. 25’s intrinsic value method of accounting, as was provided in the originally issued Statement 123.

As a result, public entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments. Compensation cost is required to be recognized over the requisite service period.

For liability awards, entities are required to re-measure the fair value of the award at each reporting date up until the settlement date. Changes in fair value of liability awards during the requisite service period are required to be recognized as compensation cost over the vesting period. Compensation cost is not recognized for equity instruments for which employees do not render the requisite service.

This amended statement is effective the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently assessing the impact of this amendment.

iii)

Exchange of Non-monetary Assets

In 2004, FASB issued FAS 153 “Exchange of Non-monetary Assets”. This statement is an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”. Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of the assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion No. 29’s exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchanges of non-monetary assets which do not have commercial substance. For purposes of this statement, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange

The provisions of this statement are effective for non-monetary asset exchanges which occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. Earlier application is

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

permitted for non-monetary asset exchanges which occur in fiscal periods beginning after the issue date of this statement.

Currently, this statement does not have an impact on the Company; however, this may result in a future impact to the Company if it enters into any non-monetary asset exchanges.

i)

Summary of significant differences between U.S. GAAP and Canadian GAAP

i)

Reconciliation of Consolidated Net Income Under Canadian GAAP to U.S. GAAP

	2004	2003
Net income under Canadian GAAP	$3,401,610	$3,040,509
U.S. GAAP adjustments
Depletion, depreciation & accretion	252,743	336,202
Future tax expense on flow-through share renouncements	(370,500)	(442,232)
Future income taxes	256,700	(614,523)
Interest capitalized	-	22,028
Net income before cumulative change in account policy under US GAAP	3,540,553	2,341,984
Cumulative effect of change in accounting policy, net of income taxes	-	482,639
Net income under U.S. GAAP	$3,540,553	$2,824,623

Net income per share before change in accounting policy under US GAAP
- Basic	$0.11	$0.10
- Diluted	$0.11	$0.09

Net income per share including cumulative change in accounting policy under U. S. GAAP
- Basic	$0.11	$0.11
- Diluted	$0.11	$0.11

ii)

Statements of Comprehensive Income

	2004	2003
Net income under U.S. GAAP	$3,540,553	$2,824,623
Unrealized gain on investments, net of tax effect of $823,300 (2003 - $396,218)	3,892,445	1,892,738
Comprehensive income	$7,432,998	$4,717,361

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

iii)

Condensed Consolidated Balance Sheets

iv)

	2004		2003
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Current assets	$14,171,557	$14,171,557	$ 7,866,302	$ 7,866,302
Investments	1,707,458	8,712,159	1,544,058	3,833,014
Property and equipment	79,635,253	77,910,353	44,062,285	42,084,642
	$95,514,268	$100,794,069	$53,472,645	$53,783,958
Liabilities and Shareholders’ Equity
Current liabilities	$33,900,063	$33,938,463	$21,309,538	$21,309,538
Asset retirement obligations	2,671,657	2,671,657	1,563,555	1,563,555
Future income taxes	7,100,776	7,230,316	6,140,992	5,815,356
	43,672,496	43,840,436	29,014,085	28,688,449

Share capital	42,474,623	44,354,088	18,373,169	19,809,110
Contributed surplus	318,765	318,765	22,067	22,067
Retained earnings	9,048,384	6,495,597	6,063,324	3,371,594
Accumulated other comprehensive income	-	5,785,183	-	1,892,738
	51,841,772	56,953,633	24,458,560	25,095,509
	$95,514,268	$100,794,069	$53,472,645	$53,783,958

iv) Non-cash working capital under U.S. GAAP:

	2004	2005
Cash provided by (used for)
Accounts receivable	$ (5,346,486)	$ (2,105,292)
Prepaid expenses	(1,084,601)	26,373
Accounts payable and accrued liabilities	7,763,709	3,279,368
Income taxes	(429,174)	75,418
Changes in non-cash working capital	$ 903,448	$ 1,275,867

For Details, Contact:

       Hugh Ross, President & Chief Executive Officer

                                             (403) 264-6161

R. Gordon McKay, Chief Operating Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                  TSX Symbol:  GNY